Exhibit 99.5

April 12, 2023
HUTCHMED (China) Limited
Please be advised of the following Depositary's Notice of Annual General Meeting of Shareholders:
Depositary Receipt Information
CUSIP:	44842L103	(DTC Eligible)	ADS ISIN:	US44842L1035
Country of Incorporation:	Cayman Islands
Meeting Details:	Annual General Meeting on May 12, 2023 at 5:00 p.m. Hong Kong time (10:00 a.m. London time) at 1st Floor, Harbour Grand Kowloon, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong
ADS Record Date:	April 03, 2023
Voting Deadline:	May 01, 2023 at 10:00 AM EST
Meeting Date:	May 12, 2023
Meeting Agenda:	The Company's Notice of Meeting, including the Agenda, is available at the Company’s website: www.hutch-med.com
Ratio (ORD:ADS):	5:1

Deutsche Bank Trust Company Americas, as depositary (the "Depositary") for the American depositary share ("ADS") program of HUTCHMED (China) Limited (the "Company") has received notice from the Company of its Annual General Meeting currently scheduled on the date set forth above. The Company has informed the Depositary that copies of its Annual Report and Notice of Annual General Meeting are available on the Company's website at www.hutch-med.com.

In accordance with the provisions of deposit agreement by and among the Company, the Depositary and the holders of ADSs from time to time dated March 16, 2016 (the "Deposit Agreement"), registered holders of ADSs at the close of business (NY time) on the ADS Record Date set forth above ("Holders") will be entitled, subject to any applicable provision of law and the Memorandum and Articles of Association of the Company and the provisions of or governing the ordinary shares of the Company (the "Shares"), to instruct the Depositary as to the exercise of the voting rights pertaining to the whole number of shares represented by such Holder's ADS. A voting instruction form is enclosed for that purpose.

Upon the timely receipt from a Holder of a properly completed voting instruction form on or before the voting Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of deadline set forth above, the Deposit Agreement, the Memorandum and Articles of Association of the Company and the provisions of or governing the Shares, to vote or cause the custodian under the Deposit Agreement to vote the Shares (in person or by proxy) represented by ADSs in accordance with such voting instructions.

As the Company has not advised the Depositary that it is aware or should reasonably be aware that substantial opposition exists from Holders against the outcome for which the person designated by the Company as described below would otherwise vote or that the outcome for which the person designated by the Company would otherwise vote would materially and adversely affect the rights of holders of Shares, Holders are advised that in the event that (i) the Depositary timely receives a voting instruction form which fails to specify the manner in which the Depositary is to vote the Shares represented by the ADSs held by such Holder or (ii) no timely instructions are received by the Depositary from a Holder, unless the Company shall advise as aforesaid the Depositary will be required to deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to the Shares represented by such Holder's ADSs and the Depositary will give a discretionary proxy to such designated person. Subject to applicable law, regulation, and the Memorandum and Articles of Association of the Company, even if the Company should advise the Depositary as described above, the Depositary shall, if so requested in writing by the Company, represent all Shares (whether or not voting instructions have been received in respect of such Shares from Holders) for the purpose of establishing a quorum at a meeting of shareholders.

In the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the Memorandum and Articles of Association, the Depositary will refrain from voting and the voting instructions (or the deemed voting instructions, as set out above) received by the Depositary from Holders shall lapse.

Please note that persons beneficially holding ADSs through a bank broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company's website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company's website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (800) 821-8780

db@astfinancial.com